December 19, 2024

Michio Nagatsu
Chief Financial Officer
LEIFRAS Co., Ltd.
Ebisu Garden Place Tower Floor 17
4-20-3, Ebisu, Shibuya-ku
Tokyo, Japan

       Re: LEIFRAS Co., Ltd.
           Registration Statement on Form F-1
           Filed December 10, 2024
           File No. 333-283712
Dear Michio Nagatsu:

       We have reviewed your registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1
Capitalization, page 39

1. Please explain why retained earnings is not consistent with the amount reported on your balance sheet as of June 30, 2024, of $2,939,516, or revise as necessary. To the extent you may have used the incorrect retained earnings balance in calculating your net tangible book value as of June 30, 2024, of $3,242,338, on page 40, please also make the necessary revisions.
Consolidated Statements of Changes in Shareholders' Equity, page F-5

2. We note your response to prior comment 2 that you have revised the disclosure on page F-34 to explain the "... shareholders approved, by a special resolution, an amendment to its equity structure whereby the Company reduced capital...." However,
       we are unable to locate disclosure on page F-34 indicating share approval was
 December 19, 2024
Page 2

       required. Please explain your consideration of revising your disclosure to indicate the capital reduction required shareholder approval.
3. We note your response to prior comment 2 and your revised disclosures indicating that the corporate action was undertaken for the purpose of offsetting accumulated losses against paid-in-capital and for the purpose of achieving tax savings in
       Japan. We note your reference to ASC 505-10-50 in response to comment 17 of our letter dated September 12, 2024. Please refer to SAB Topic 5:S, Quasi-Reorganization
       (ASC 852-20-S99-2). The interpretive response to question 1 indicates that a deficit reclassification of any kind is a quasi-reorganization, and as such, a company may not reclassify or eliminate a deficit in retained earnings unless certain conditions for a quasi-reorganization are satisfied. Please tell us in more detail about the authoritative literature you relied upon, and how you considered the guidance in ASC 852-20 to account for the corporate action.
Notes to Consolidated Financial Statements
Note 2 - Summary of Significant Accounting Policies and Practices
Revenue Recognition, page F-14

4. We note your response to prior comment 3 explaining that setup fees are recognized at a point in time. We are not convinced point in time recognition is appropriate. As it relates to your non-refundable registration fees, please explain the promised good or service transferred to the customer and why the upfront fee is not an activity you are required to undertake to fulfill the contract. Reference is made to ASC 606-10-25-17 and ASC 606-10-55-50 and 51. Explain how you considered the illustrative guidance on non-refundable up-front fees in example 53 of ASC 606-10-55-358 through 360 and contrast the illustration with your situation. Lastly, please quantify the fees.
Report of Independent Registered Public Accounting Firm, page F-39

5. Please have your auditor revise their reference, in the second paragraph, to the audit report dated September 30, 2024, to be consistent with the date we note on page F-2 of December 10, 2024.
Unaudited Interim Condensed Consolidated Statements of Cash Flows, page F-43

6. Please explain the payment for the disposal of Subsidiary including how you arrived at the reported investing activity outflow amount of JPY(17,257,489). In this regard we note you received aggregated consideration of JPY12,500,000. Please also explain your consideration of providing disclosure that explains how you arrived at the amount reported.
 December 19, 2024
Page 3

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Scott Stringer at 202-551-3272 or Adam Phippen at 202-551-3336 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Ying Li